SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 5, 2002

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __    No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ )

         This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosures:    Notice and Proxy Statement re Extraordinary General Meeting of Shareholders.

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel
November 5, 2002

         Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “EGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”), will be held on Tuesday, November 26, 2002 at 2:00 p.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

         It is proposed at the EGM to adopt the following resolutions:

(a)	to approve and ratify the purchase of a directors’ and officers’ insurance policy; and

(b)	to approve an amendment to the Articles of Association of the Company, replacing Article 23.1 with the following new Article 23.1:

“The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17)”.

         Only shareholders of record at the close of business on November 5, 2002 are entitled to receive notice of, and to vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

         Shareholders who will not attend the EGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the EGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

         The Articles of Association of the Company also allow shareholders of the Company to vote at the EGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register on the record. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

         Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5 PM (Israel time). Our telephone number is +972-67-814191.

By Order of the Board of Directors

ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street
Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

         This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “EGM”), to be held on November 26, 2002 at 2:00 pm (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

         It is proposed at the EGM to adopt the following resolutions:

(i)	to approve and ratify the purchase of a directors’ and officers’ insurance policy; and

(ii)	to approve an amendment to the Articles of Association of the Company, replacing Article 23.1 with a new Article 23.1.

         A form of proxy for use at the EGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the EGM and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the EGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above.

         Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 5, 2002 will be entitled to receive notice of, and to vote at the EGM. Proxies are being mailed to shareholders on or about November 5, 2002 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

         On November 3, 2002 the Company had outstanding 181,514,830 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the EGM.

ITEM 1 — APPROVAL AND RATIFICATION OF THE PURCHASE OF A
DIRECTORS AND OFFICERS INSURANCE POLICY

         The Israeli Companies Law, 1999 (the “Companies Law”) and our Articles of Association authorize us, subject to shareholders approval, to enter into a contract for the insurance of the liability of an officer and a director of the Company, resulting from the consequences of an action by the officer/director in his or her capacity as a officer/director of the Company for:

(i)	the breach of the officer’s/director’s duty of care toward the Company or toward any other person;

(ii)	the breach of the officer’s/director’s duty of loyalty toward the Company, provided that the officer/director acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

(iii)	a financial liability imposed on the officer/director in favor of another person.

         The Companies Law provides that a company may not enter into an insurance contract which would provide coverage for the liability of an officer and a director for: (a) a breach of the officer’s/director’s duty of loyalty toward the Company unless the officer/director acted in good faith and had reasonable grounds to assume that the action would not harm the Company; (b) a breach of the officer’s/director’s duty of care made intentionally or recklessly; (c) an intentional act intended to unlawfully yield a personal profit; or (d) a fine or a penalty imposed upon the officer/director.

         The Company is in the process of finalizing negotiations for a new Directors’ and Officers’ Liability Insurance Policy (the “New Policy”) to replace the previous policy (the “Previous Policy”) which expired on October 26, 2002.

         The Audit Committee and the Board of Directors unanimously approved, ratified and recommended the purchase of the New Policy for the benefit of the Company’s officers and directors and for the Company itself, for the period of October 26, 2002 until October 26, 2003. The New Policy (i) shall be on substantially the same terms as the Previous Policy, subject to amendment as required by insurers in accordance with present market conditions for this class of insurance; (ii) shall provide coverage of an aggregate amount of up to US$100 million; and (iii) shall be subject to an annual premium not to exceed US$3.5 million.

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         The Audit Committee and the Board of Directors also approved (i) any renewal and/or extension of the New Policy; and (ii) the purchase of any other directors’ and officers’ liability insurance policy; provided that any renewal, extension or purchase of insurance policy referred to in clauses (i) and (ii) above is for the benefit of the Company’s current and/or future directors and officers and on terms substantially similar to or better than (from the Company’s and such directors’ and officers’ perspective) those of the New Policy.

         It is proposed, in accordance with the Companies Law, that at the EGM the following resolutions be adopted:

“RESOLVED, to approve and ratify the purchase of the New Policy for the benefit of the Company’s directors and officers; and

“RESOLVED, to approve any (i) renewal and/or extension of the New Policy; and (ii) the purchase of any other directors’ and officers’ liability insurance policy; provided that any renewal, extension or purchase of insurance policy referred to in clauses (i) and (ii) above is for the benefit of the Company’s current and/or future directors and officers and on terms substantially similar to or better than (from the Company’s and such directors’ and officers’ perspective) those of the New Policy. For the avoidance of doubt, it is hereby clarified that no further action of approval of the Audit Committee, the Board of Directors or the Shareholders of the Company will be required in connection with any renewal and/or extension of the New Policy and/or the purchase of any other directors’ and officers’ liability insurance policy, in accordance with these resolutions.”

         Under Section 268 of the Companies Law, two or more persons who hold voting rights in a company and each of whom has a personal interest in the approval of the same transaction up for approval by the said company shall be deemed as one holder. Also, Section 268 states that a person who holds 25% or more of the voting rights at a company’s general meeting (if there is no other person who holds more than 50% of these voting rights) is deemed a “controlling party.” One or more of our principal shareholders may be deemed, for the sake of being cautious, a controlling party with respect to the insurance of one or more of our directors and the approval of the above resolutions may therefore require approval by a special majority of the shareholders of the Company (the “Special Majority”).

         A Special Majority requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company. For this purpose, each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter, at least two business days prior to the date of the EGM, as a condition for his right to vote and be counted with respect to such resolutions.

         Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof)

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serves as a director or the CEO, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.

         The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2 – AMENDMENT TO ARTICLE 23.1 TO THE ARTICLES OF
ASSOCIATION

         In the interests of good corporate governance, the Board of Directors of the Company desires to constitute an Audit Committee comprising solely of Independent Directors and numbering three members.

         The Articles of Association of the Company currently provide for a maximum of 16 Board members and in order to accommodate an additional Independent Director it will be necessary to amend the Articles of Association.

It is proposed that at the EGM the following resolution be adopted:

“RESOLVED, to amend the Articles of Association of the Company, replacing Article 23.1 with the following new Article 23.1:

“The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17)”.

The affirmative vote of the holders of at least three quarters of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

         Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these

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limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

         Any shareholder seeking to vote at the General Meetings must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors

ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

Dated: November 5, 2002

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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: November 5, 2002